                                                                     EXHIBIT 1.8

CALPINE ANNOUNCES PRICING ON $785 MILLION OF SENIOR SECURED NOTES

SAN JOSE, Calif., Sep 28, 2004 /PRNewswire-FirstCall via COMTEX/ -- Calpine Corporation (NYSE: CPN) today announced that it has priced its offering of $785 million of 9 5/8% first-priority senior secured notes due 2014, offered at 99.212% of par. These notes will be secured, directly and indirectly, by substantially all of the assets owned by Calpine, including its natural gas and power assets and the stock of Calpine Energy Services and other subsidiaries. The offering is expected to close on September 30, 2004.

Net proceeds from this offering are expected to be used to redeem or repurchase existing indebtedness through open-market purchases, and as otherwise permitted by the company's indentures.

The secured notes will be offered in a private placement under Rule 144A, have not been registered under the Securities Act of 1933, and may not be offered in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy. Securities laws applicable to private placements under Rule 144A limit the extent of information that can be provided at this time.